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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ______________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                         OF THE SECURITIES ACT OF 1934
                               (Amendment No. 2)
                                _______________

                             SMARTDISK CORPORATION
        (Name of subject Company (Issuer) and Filing Person (Offeror))
                                _______________

Options to Purchase Common Stock, Par Value $0.001 Per Share, Having an Exercise
                          Price of $19.00 or Greater
                        (Title of Class of Securities)
                                _______________

                                    83169Q
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                                _______________

                             Michael S. Battaglia
                     President and Chief Executive Officer
                             SmartDisk Corporation
                            3506 Mercantile Avenue
                             Naples, Florida 34104
                                (941) 436-2500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)
                                _______________

                                  Copies to:
                             Michael W. Hein, Esq.
                            Greenberg Traurig, P.A.
                             1221 Brickell Avenue
                             Miami, Florida 33131
                                (305) 579-0500
                                _______________

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: Not applicable.
                   Form or Registration No.: Not applicable.
                         Filing party: Not applicable.
                          Date filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.[_]
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on September 7, 2001, as amended by Amendment No. 1 ("Amendment No. 1") to the Tender Offer Statement filed with the Securities and Exchange Commission on September 24, 2001, by SmartDisk Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange all options outstanding under the Company's Second Amended and Restated 1999 Incentive Compensation Plan (the "Option Plan") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), having an exercise price of $19.00 per share or greater (the "Options"), for new options that will be granted under the Option Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, dated September 7, 2001, a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, as amended by that certain Notice of Amendment to Offer to Exchange, dated September 24, 2001, a copy of which was attached as Exhibit (a)(6) to Amendment No. 1, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as amended from time to time, the "Offer"), a copy of which was attached as Exhibit (a)(2) to the Tender Offer Statement.

Item 12.  Exhibits.

          (a)(1)

          A. The last paragraph in "Section 6. Conditions to the Offer" on page 12 of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

             "The conditions to the offer are for our benefit. Except for the conditions that are dependent upon the receipt of necessary governmental approvals which we may assert or waive at any time before the acceptance and cancellation of eligible options tendered for exchange, all other conditions listed in this section 6 can only be asserted or waived by us before this Offer to Exchange expires. Subject to the preceding sentence, we may waive any condition listed in this section 6 whether or not we waive any other condition to the offer. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon everyone."

          B. The second paragraph in "Section 17. Forward Looking Statements; Miscellaneous" on page 19 of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

             "The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 only protects companies from liability for their forward-looking statements if they comply with the requirements of such act. The act does not provide this protection for transactions such as this offer and is not available for our forward-looking statements made in connection with this Offer to Exchange."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                              SMARTDISK CORPORATION



                              /s/ Michael S. Battaglia
                              -------------------------------------
                              Michael S. Battaglia
                              President and Chief Executive Officer

Date:  October 1, 2001

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